[JENNER&BLOCK Letter Head]

September 14, 2004	Jenner & Block LLP	Chicago
	601 Thirteenth Street, NW	Dallas
VIA HAND DELIVERY AND EDGAR	Suite 1200 South	Washington, DC
Washington, DC 20005-3823 Tel 202 639-6000 www.jenner.com

Tamara Brightwell
Special Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  Re:
  Minuteman International, Inc.
  PREM14A filed August 5, 2004
  File No. 000-15582

  Schedule 13E-3 filed August 5, 2004
  File No. 005-39423

Dear Ms. Brightwell:

        On behalf of Minuteman International, Inc. ("Minuteman"), we are responding to the letters dated September 3, 2004 and September 7, 2004 setting forth the comments of the Staff of the Division of Corporation Finance on Minuteman's above-referenced filings. For the Staff's convenience, we have set forth below the Staff's comments in italics followed by Minuteman's response. We are also providing you five marked copies of each of the filings to facilitate your review.

Responses to Letter Dated September 3, 2004

Preliminary Proxy:

Vote Required, page 2

1.
Please state, if true, that Hako is expected to vote all of its shares in favor of the merger and that the merger will therefore be approved.

    In response to your comment, we have added a sentence under the section "Vote Required" on page 2 of the proxy statement stating that Hako is expected to vote all of its shares in favor of the merger and that Hako's vote in favor of the transaction will be sufficient for approval of the merger agreement and the merger. We have also added this sentence under the subheading "Vote Required" on page 56 of the proxy statement.

Conditions to the Merger, page 5

2.
Clarify, if true, that approval of the merger agreement and the merger by Minuteman's shareholders is a condition that is likely to be satisfied, as Hako owns a sufficient percentage of shares necessary to approve the transaction and a separate vote of unaffiliated shareholders will not be held. Please also add that a condition to the transaction is that the holders of no more than 10% of the outstanding shares of the company exercise dissenters' rights.

    In response to your comment, we have added a sentence under "Conditions to the Merger" on page 5 of the proxy statement to clarify that the condition requiring approval of Minuteman's shareholders is likely to be satisfied because Hako owns a percentage of shares sufficient to approve the transaction and a separate vote of unaffiliated shareholders will not be held. We have also added this sentence under the heading "Conditions—Mutual Closing Conditions" on page 63 of the proxy statement.

    In addition, we have added a sentence under "Conditions to the Merger" on page 5 of the proxy statement describing the condition that the holders of no more than 10% of the outstanding shares of the company exercise dissenters' rights.

Background of the Merger, page 10

3.
Please elaborate on the reasons why Hako and Prof. Dr. Eckart Kottkamp determined to begin discussions with the company in March 2003 to privatize Minuteman. Please also elaborate on the methods of privatizing the company that were discussed.

    In response to your comment, we have added a new third paragraph at the beginning of the section "Special Factors—Background of the Merger" on page 10 of the proxy statement, as follows:

            These discussions were initiated by Hako's and Minuteman's management based on their belief that Minuteman and its shareholders were being adversely affected by the cost to Minuteman and the burden on management of being a public company, the lack of analyst coverage or significant institutional investor interest in Minuteman, the fact that Minuteman's shares continued to be thinly traded on the open market, the trend toward globalization within Minuteman's industry and Minuteman's lack of a global reach, and increased competitive pressure within Minuteman's industry on companies of Minuteman's size and with Minuteman's resources. The discussions at this time concerning the form of a possible going private transaction were general in nature. However, Hako indicated at all times that it was only interested in a going private transaction in which Hako would increase its ownership stake in, and direct control of, Minuteman. As a result, the sale of Minuteman or its assets to a third party, any similar transaction or a liquidation of Minuteman was neither reviewed nor discussed.

4.
Please explain in more detail why it was determined that Mrs. Rau would not retain an equity interest in the company after the transaction.

    In response to your comment, we have added disclosure to page 10 of the proxy statement to clarify that Mrs. Rau determined that she would not retain an equity interest in the company due to the disadvantages of holding a minority equity interest in a privately held company and the advantages of further diversifying her investment portfolio.

5.
We note that Bell Boyd provided Mr. Rau with memoranda concerning the transaction in August and November 2003, as well as various other informational materials concerning a going-private transaction. Please advise as to what consideration was given to whether these materials are reports materially related to the transaction that should be described and filed in accordance with Items 9 and 16 of Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A.

    Bell, Boyd & Lloyd LLC ("Bell Boyd"), counsel to Hako, and we do not believe that either the Bell Boyd draft memorandum of August 2003 (the "August 2003 Memorandum") or the Bell Boyd memorandum of November 2003 (the "November 2003 Memorandum" and together with the August 2003 Memorandum, the "Memoranda") constitute a report, opinion or appraisal from an outside party that is "materially related" to the merger.

    The Memoranda were both prepared by Bell Boyd as preliminary informational documents for Hako's and Minuteman's senior management, none of whom had any significant experience with going private transactions involving United States publicly-traded companies. The November 2003 Memorandum (together with a general timeline for various types of going private transactions) was also distributed to the members of the Minuteman Board of Directors, to facilitate their understanding of typical going private transactions.

    The Memoranda reflect counsel's attempt to focus the attention of Hako's and Minuteman's respective management and Minuteman's Board on the process involved in order for Hako to make an offer for the common stock of Minuteman that it does not currently own. The Memoranda also explain, in basic terms, the possible role of a special committee of the Board of Directors in the process of a going private transaction, and contain a very basic outline of the steps that would be required following the acceptance of any offer by such a special committee.

6.
In your discussion of the November 13, 2003 board meeting, please disclose the possible actions that Minuteman considered to enhance shareholder value and the various issues that were relevant to the going-private transaction.

    The November 13, 2003 board meeting focused on the challenges for enhancing shareholder value presented by the relative illiquidity and narrow trading range of Minuteman's common stock and the costs of remaining a public company. In light of Hako's intention not to dispose of its beneficial ownership in Minuteman, no specific options other than a possible going private transaction with Hako were considered at the meeting by the Board. Accordingly, we have revised the referenced disclosure on page 11 to read:

              On November 13, 2003, at a regularly scheduled Board meeting, the Board discussed the challenges of enhancing shareholder value in light of the relative illiquidity and narrow trading range of Minuteman's common stock and the significant costs attendant on remaining a public company.

7.
Please discuss in more detail the preliminary results of Houlihan Lokey's analysis of Minuteman as communicated to the Special Committee on May 21, 2004. Also discuss in more detail how the passage of time affected the analysis it provided to the Special Committee on July 7, 2004. We note that except for the passage of time and change in the consideration offered, this analysis was consistent with the May 21, 2004 analysis.

    Except for the passage of time and change in the consideration offered, the analysis in the July 7, 2004 presentation was consistent with that in the May 21, 2004 analysis. The July analysis was updated for changes in stock prices and resulting multiples.

    We have revised the referenced disclosure regarding the May 21, 2004 meeting to include further detail by adding the following sentence:

              Houlihan briefly discussed the results of its due diligence investigation thus far and the preliminary valuation multiples implied by the offer price, which were generally consistent with its July 7, 2004 analysis that is described in detail below.

Purpose and Reasons for the Merger; Fairness of the Merger

8.
Please ensure that you include a discussion of Hako's reasons for the merger, as required by Item 1013(c) of Regulation M-A. In this regard, we note the information contained on page 5 in Houlihan Lokey's board book under the heading "Transaction Rationale."

    We note that a discussion of Hako's reasons for the merger, as required by Item 1013(c) of Regulation M-A, appears on page 27 of the proxy statement under the heading "Special Factors—Hako's Purpose and Reasons for the Merger; Alternatives to the Merger; Effects of the Merger on Hako and Merger Sub." In response to your comment, we have added a new third paragraph under the heading "Hako's Purpose and Reasons for the Merger; Alternatives to the Merger; Effects of the Merger on Hako and Merger Sub—Reasons" on page 28 of the proxy statement that elaborates on Hako's global business strategy and the rationale for the merger as part of that strategy, as follows:

              Hako believes that the U.S. and European markets differ significantly and that Hako could not build its market presence in the U.S. through exports alone. While its current ownership of shares in Minuteman gives Hako a presence in the U.S. market, that presence is constrained by the perception that Minuteman is independent of Hako, the fact that Minuteman has been operated largely autonomously from Hako, and concerns about possible conflicts of interest between Hako and Minuteman. After the merger, Hako expects that it will be able to integrate Minuteman with its global operations and strategy, so as to achieve for the combined entity a more balanced presence across global markets, greater coordination in the development and manufacture of products, common procurement relationships and better procurement pricing as a result thereof, a leveraging of each of Minuteman's and Hako's distribution relationships in the geographical areas in which they are strongest, and a reduction in the combined entity's sensitivity to currency exchange rate risks.

Determinations and Recommendations of the Special Committee, page 17

9.
Please disclose the net book value of the company.

    In response to your comment, we have provided on page 20 of the proxy statement Minuteman's net book value of $11.49 per share as of March 31, 2004, the same date for which the tangible net book value per share is provided.

10.
We note your statement that the special committee concluded that the liquidation value was not a relevant valuation methodology, as they consider the company to be a viable, going-concern business. Because the board is adopting the special committee's analyses, please explain why liquidation value is not an appropriate basis for comparison to the consideration being offered in order to determine if that consideration is fair. The fact that the company does not intend to liquidate does not necessarily mean that an analysis using the liquidation value is not appropriate. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719 (".. .the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values."). Please make similar revisions to the section discussing the reasons for the board's fairness determination.

    We note the Staff's comment and Question and Answer No. 20 of Exchange Act Release No. 34-17719 and acknowledge the Staff's view that an absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. We also note that Answer No. 20 of the Release states that "[t]he factors need be discussed only to the extent that they are material in the context of the transaction" and that, "[o]rdinarily, possible alternative courses of action should be discussed.. .." As the transaction at hand is a "true" going private transaction having as its proponent a controlling, majority shareholder that has publicly and privately stated its lack of interest in selling its ownership stake in Minuteman or engaging in alternative transactions, we do not believe that Minuteman's liquidation value is a relevant measure in determining the fairness of the merger consideration to the unaffiliated shareholders because liquidation of Minuteman is not, as a practical matter, a possible alternative course of action available to benefit the unaffiliated shareholders. To clarify this view, the bullet point referenced in the Staff's comment has been revised to read as follows:

    •
    did not consider the liquidation value of the company to be a relevant measure of valuation given Hako's stated unwillingness to diminish its ownership interest in Minuteman or to engage in alternative transactions;

    In addition, the corresponding discussion at the end of the second paragraph appearing under, "—Determinations and Recommendations of the Board of Directors" on page 23 of the proxy statement has been similarly revised.

11.
In reaching the conclusion that the transaction is procedurally fair to unaffiliated stockholders, please state what consideration the special committee gave to the fact that:

•
the company did not conduct any auction or market test of its value;

•
Hako was unwilling to consider a transaction in which it would sell its interest to a third party, even if the price and terms of such a transaction would have been more beneficial to unaffiliated stockholders; and

•
the fact that although the company can accept a superior proposal, the likelihood of a superior proposal being received is diminished by the fact that the board cannot solicit such a proposal, a third party may be less willing to make a proposal because of the expense reimbursement obligation that the company would become subject to, and Hako has articulated its unwillingness to engage in alternative transactions.

    We have revised our disclosure to address the consideration given by the Special Committee to the facts referred to in this comment by adding the following disclosure under "—Determinations and Recommendations of the Special Committee" on page 21 of the proxy statement:

      The Special Committee also considered the following potentially negative factors in its deliberations concerning the procedural fairness of the transaction:

      •
      the fact that Hako, which beneficially owns approximately 68% of Minuteman's outstanding common stock, advised the public and the Special Committee that it was not interested in selling any of its interest in Minuteman to a third party. The Special Committee recognized that this fact as a practical matter would likely inhibit any otherwise interested third parties from making an offer to acquire the company or the unaffiliated shareholders' shares of common stock. The Special Committee also understood from consultation with its independent legal advisors that Hako's status as the majority shareholder of the company does not impose a duty upon Hako to sell its interest in the company to a third party, even if such a sale would benefit the unaffiliated shareholders;

      •
      the company did not conduct any auction or market check of its value. In light of Hako's unwillingness to sell any of its interest in the company and the Special Committee's understanding that Hako, as the majority shareholder of the company, has no duty to sell its interest in the company even if such a transaction would be more beneficial to the unaffiliated shareholders than the merger, the Special Committee believed that an auction or market check would most likely have been a futile process. In this regard, the Special Committee believed that, unlike the typical situation where a company is for "sale," any third parties that would have otherwise been interested in acquiring Minuteman would most likely not be willing to devote the effort and resources that would be necessary in order to prepare and make a bona fide offer to purchase the company when it was clear that Hako, as the majority shareholder of the company, would reject such an offer. For this reason the Special Committee concluded that an auction or market check process would most likely generate neither an opportunity for the unaffiliated shareholders to accept a transaction that was superior to the merger nor any useful independent data to facilitate the valuation of the company;

      •
      the fact that although the merger agreement permits the company to accept a superior proposal, the likelihood of a superior proposal being received is diminished by the fact that the Board cannot solicit such a proposal, a third party may be less willing to make a proposal because of the expense reimbursement obligation that the company would become subject to, and Hako has publicly articulated its unwillingness to engage in alternative transactions. In negotiating the terms of the merger agreement, the Special Committee recognized that acquisition agreements typically include a provision prohibiting the solicitation of third party bids by the subject company, and that acquisition agreements also typically include a provision for the reimbursement of an acquiring party's expenses (or a break-up fee or sometimes both) when such agreements also permit the subject company to terminate the agreement in order to accept an unsolicited, higher offer. Further, the Special Committee did not believe that the company's maximum expense reimbursement obligation under the merger agreement of $500,000 would in itself pose a substantial barrier to a third party otherwise interested in making a bid for the company. Finally, although the Special Committee understood that Hako's unwillingness to sell its interest to a third party would likely significantly inhibit an otherwise interested third party from making an offer to acquire the company, the Special Committee was not willing to foreclose even the unlikely possibility of a subsequent third party bid that was superior to the merger, and insisted in negotiations with Hako that the merger agreement permit the company to provide information to unsolicited bidders and to accept a superior proposal.

12.
Your bullet point on page 20 states that expense reimbursement is required in "certain circumstances" and that there is no break-up fee. Please clarify that the circumstances you refer to here are the termination of this transaction in favor of a superior offer.

    In response to your comment, we have revised this bullet point to read:

      •
      although the merger agreement provides for the payment by the company of up to $500,000 of Hako's actual transaction expenses if the agreement is terminated by Minuteman in order to accept an unsolicited third party offer that is superior to the merger, the merger agreement does not provide for a "break-up" fee or a lock-up for the benefit of Hako.

13.
We note that the special committee found the transaction to be procedurally fair to unaffiliated stockholders despite the lack of a requirement that a majority of them vote in favor of the transaction to approve it. Please elaborate to highlight the fact that Hako, with ownership of 68% of the company's common stock, will therefore control the outcome of this vote.

    In response to your comment, we have added the following sentence to page 22 of the proxy statement:

              Because no vote of a majority of the unaffiliated shareholders is required to approve the merger agreement and the merger, and because Hako beneficially owns approximately 68% of Minuteman's common stock, Hako's vote in favor of the transaction will be sufficient for approval of the Merger agreement and the merger.

Determinations and Recommendations of the Board of Directors, page 21

14.
Please address, in this section, the Board's consideration of the same factors noted in our comments under "Determinations and Recommendations of the Special Committee".

    Please see our response to Comment #10 above. In addition, we note that the disclosure under the "Determinations and Recommendations of the Board of Directors" on page 23 states that the Board adopted the analysis of the Special Committee, including the positive and negative factors included in the discussion of the Special Committee's analysis. This statement applies equally to the factors we have added in response to Comment #11 above.

15.
We note your comparison of the offer price to tangible net book value in this section. Please also disclose the comparison to net book value.

    In response to your comment, we have expanded the comparison on page 23 to refer also to the company's net book value as of March 31, 2004 of $11.49 per share.

16.
We note the statement that the board believes sufficient procedural safeguards are in place to ensure fairness to unaffiliated stockholders despite the fact that the no unaffiliated representative was appointed to represent the unaffiliated stockholders' interests. Please also explain whether the board considered the transaction to be procedurally fair given that no separate vote of unaffiliated stockholders is required and the transaction will be approved solely by Hako's vote.

    In response to your comment, we have revised the third full paragraph on page 24 of the proxy statement so that the last sentence of the paragraph reads:

              In view of these procedural safeguards, the Board did not consider it necessary to require that a majority of shares held by unaffiliated shareholders vote in favor of the merger agreement and the merger or to retain any additional unaffiliated representative to act solely on behalf of the unaffiliated shareholders.

Minuteman's Reasons for the Merger, page 22

17.
Please provide a break down of the estimated costs of remaining a public company in 2003.

    In response to your comment, we have replaced the previous reference to the estimated costs on page 25 of the proxy statement with the following break down of the estimated costs:

              Specifically, as a private company, Minuteman will not incur a substantial portion of the audit, legal, investor relations and other costs and fees related to its public reporting and other obligations as a public company. Minuteman estimated that in 2003 these costs included approximately $135,000 in board of director fees, approximately $220,000 in accounting fees, approximately $70,000 in internal audit fees, approximately $105,000 in legal fees, approximately $30,000 in financial printer fees and approximately $75,000 in investor relations costs.

The Hako Entities' Position as to the Fairness of the Merger, page 23

18.
This disclosure states that Hako's belief as to the fairness of the merger to unaffiliated stockholders "is not, except as described below, based on the deliberations or determinations of the Special Committee and Board. .." Please clearly indicate where Hako's fairness determination is based on the deliberations, determinations or analyses of the Special Committee and Board, and to the extent its own determination is so based, ensure that Hako expressly adopts these deliberations, determinations and analyses.

    In response to this comment, we have revised the first sentence of the second paragraph under "Special Factors—The Hako Entities' Position as to the Fairness of the Merger" to delete the phrase:

      and is not, except as described below, based on the deliberations or determinations of the Special Committee and Board described above under "Special Factors—Purpose and Reasons for the Merger; Fairness of the Merger—Determinations and Recommendations of the Special Committee" beginning on page 17 and "Special Factors—Purpose and

      Reasons for the Merger; Fairness of the Merger—Determinations and Recommendations of the Board of Directors" beginning on page 21.

    In lieu thereof, we have inserted the following paragraph as the third paragraph of such section:

              Because none of Hako, Merger Sub or their representatives were privy to the deliberations, determinations or analyses undertaken, made or performed by the Special Committee or the Board in considering the fairness of the merger to Minuteman's unaffiliated shareholders, none of such deliberations, determinations or analyses formed the basis of Hako's or Merger Sub's initial belief that the merger is fair to Minuteman's unaffiliated shareholders. However, in connection with the preparation of this proxy statement, Hako and Merger Sub have reviewed the analyses and determinations of the Special Committee and the Board described herein, believe that such analyses and determinations are reasonable and appropriate, and have adopted such analyses and determinations regarding the fairness of the merger to the unaffiliated shareholders of Minuteman.

19.
Please identify which factors Hako found to support the fairness of the merger or detract from the merger. If Hako only considered factors that it felt supported the fairness of the merger, please clarify this point.

    In response to your comment, we have modified the section "The Hako Entities' Position as to the Fairness of the Merger" to include the following additional language after the last bullet point on page 27 of the proxy statement:

              Hako and Merger Sub considered the foregoing factors to be sufficient to support the fairness of the merger to Minuteman's unaffiliated shareholders despite the following factors that Hako and Merger Sub believe may detract from the fairness of the merger:

      •
      Hako's Interest in Maintaining Its Ownership: Because Hako is not willing to sell its ownership interest in Minuteman, no auction or other market test of the value of Minuteman could be conducted. Additionally, certain alternative transactions that may have been more favorable to Minuteman's unaffiliated shareholders, such as a sale of 100% of the Minuteman's outstanding shares, were not considered because of Hako's unwillingness to sell. Hako's stated unwillingness to sell also diminishes the likelihood of Minuteman receiving a superior proposal from a third party.

      •
      Hako's Majority Ownership: The lack of a condition to the merger of an affirmative vote of a majority of the unaffiliated shareholders means that Hako's vote in favor of the transaction will be sufficient for approval of the merger agreement and the merger.

      •
      Stock Price Briefly Above Merger Consideration: The stock price of the common stock traded up to $14.08, a price greater than the merger consideration, for three trading days occurring shortly after the April 5, 2004 announcement of Hako's original proposal.

      •
      Reimbursement Obligation: The merger agreement provides that Minuteman will reimburse Hako for up to $500,000 of its actual expenses if Minuteman accepts a superior proposal, which obligation may diminish the likelihood of Minuteman receiving a superior proposal from a third party. See "The Merger Agreement—Reimbursement of Expenses Upon Termination."

20.
Please address what consideration, if any, Hako gave to the following, and how it believed these factors weighed in favor of or against the fairness of the merger:

•
the fact that Hako was unwilling to consider alternatives to this transaction that may have been more favorable to the unaffiliated stockholders;

•
the fact that no auction of the company or market test of the consideration to be paid was conducted;

•
the fact that although the company can accept a superior proposal, the likelihood of a superior proposal being received is diminished by the fact that the board cannot solicit such a proposal, a third party may be less willing to make a proposal because of the expense reimbursement obligation that the company would become subject to, and Hako has articulated its unwillingness to engage in alternative transactions; and

•
the fact that a majority of unaffiliated stockholders do not have to vote in favor of this transaction to approve it, and that therefore, Hako, with ownership of 68% of the company's common stock, will control the outcome of the vote.

    In response to your comment, we have modified the section "Special Factors—The Hako Entities' Position as to the Fairness of the Merger" beginning on page 27 of the proxy statement as described in our response to Comment 19 above.

21.
We note that Hako discusses the valuation and analyses performed by its financial advisor as a factor considered by Hako in forming its belief as to the fairness of transaction to unaffiliated stockholders. Please revise to state that Hako adopts the analyses conducted by Marshall & Stevens, or revise to provide Hako's analysis of why the factors in Instruction 2 to Item 1014 that have otherwise not been addressed support its fairness determination. See SEC Release No. 34-17719, discussed above.

    In response to your comment, we have added a new second sentence to the second factor entitled "Advice of Financial Advisor" under the section "Special Factors—The Hako Entities' Position as to the Fairness of the Merger" on page 26 of the proxy statement as follows:

              Hako believes that the analyses conducted by Marshall & Stevens concerning the value of Minuteman reflect the appropriate measures of value with respect to Minuteman and therefore has adopted Marshall & Stevens' analysis.

Fairness Opinion of Houlihan Lokey, page 25

22.
The statement that the opinion is for the information of the Special Committee "only" is inappropriate since it appears in the proxy statement; please revise here and in the fairness opinion in Appendix B. In addition, revise the discussion regarding Hako's financial advisor to state that Marshall & Stevens consented to the summary of its presentation in the proxy statement.

    In response to your comment, we have revised the language on page 29 of the proxy statement and in the fairness opinion included in Appendix B to delete the word "only." In addition, we have added a statement on page 36 of the proxy statement that Marshall & Stevens has consented to the summary of its presentations in the proxy statement.

Public Market Pricing and Premiums Paid in Other Going Private Transactions Analysis, page 28 and Discounted Cash Flow Methodology, page 30

23.
Revise these discussions to include a chart similar to those used in the other analyses in order to more clearly illustrate the valuations. Revise the discussions of Marshall & Stevens' analyses accordingly.

    In response to your request that the discussions of the Houlihan Lokey analysis be revised to include additional charts to more clearly illustrate the valuations in the Houlihan Lokey analysis, we have added the following charts to the section "Fairness Opinion of Houlihan Lokey" beginning on page 28 as follows:

    Under the subheading "Public Market Pricing and Premiums Paid in Other Going Private Transaction Analysis" on page 32:

1-Day Prior to Announcement(1)	Minuteman Price	1-Day Premium	Implied Price
Transactions Completed Since Jan. 1, 2001	$11.14	29.7%	$14.45
Transactions $10 - $100 Million in Value	$11.14	31.6%	$14.66
Offer Price over $10.00	$11.14	14.3%	$12.73
5-Days Prior to Announcement(1)	Minuteman Price	5-Day Premium	Implied Price
Transactions Completed Since Jan. 1, 2001	$11.28	33.0%	$15.00
Transactions $10 - $100 Million in Value	$11.28	37.9%	$15.56
Offer Price Over $10.00	$11.28	17.4%	$13.24
20-Days Prior to Announcement(1)	Minuteman Price	20-Day Premium	Implied Price
Transactions Completed Since Jan. 1, 2001	$11.05	33.5%	$14.75
Transactions $10 - $100 Million in Value	$11.05	51.5%	$16.74
Offer Price Over $10.00	$11.05	21.5%	$13.43
Low			$12.73
High			$16.74

(1)
All prices as of April 2, 2004, the trading day prior to Hako's proposal.

      Applying the observed premiums to Minuteman's stock price (as measured by the aforementioned averages and spot prices), the resulting indications of value for Minuteman's stock ranged from a low of $12.73 per share to a high of $16.74 per share.

      Also under the subheading "Public Market Pricing and Premiums Paid in Other Going Private Transaction Analysis" on page 32:

	Offer Price	Stock Price on April 2, 2004(1)	20-Day Avg. Stock Price as of April 2, 2004(1)	30-Day Avg. Stock Price as of April 2, 2004(1)
July 7, 2004 Offer	$13.75	$11.14	$11.13	$11.05
Implied Premium to July 7, 2004 Offer		23.4%	23.5%	24.4%

(1)
Trading day prior to Hako's announcement.

      Houlihan Lokey noted that the control premium implied by the consideration provided for in the Transaction is within the range of control premiums paid in comparable going private transactions.

      Under the subheading "Market Multiple Methodology" on page 34:

(figures in millions, except per share values)

	Representative Level	Selected Multiple Range					Indicated Enterprise Value Range
LTM—3/31/04
Revenues	$75.5	0.55	x	—	0.60	x	$41.5	—	$45.3
EBITDA	$5.1	7.5	x	—	8.0	x	$38.0	—	$40.6
EBIT	$3.7	11.0	x	—	11.5	x	$40.8	—	$42.7
NFY—12/31/04
Revenues	$78.1	0.55	x	—	0.60	x	$42.9	—	$46.8
EBITDA	$5.2	6.5	x	—	7.0	x	$33.6	—	$36.2
EBIT	$3.6	10.0	x	—	10.5	x	$36.1	—	$37.9
Median							$39.4	—	$41.6
Mean							$38.8	—	$41.6
Selected Median Enterprise Value Range, on a Minority Interest Basis (rounded)							$39.4	—	$41.6

Add: Cash and Cash Equivalents Balance as of 3/31/2004							$4.2	—	$4.2
Less: Total Interest-Bearing Debt							$7.5	—	$7.5

Aggregate Value of Minority Interest, as if Marketable							$36.1	—	$38.3
Per Share Aggregate Value of Minority Interest, as if Marketable(1)							$10.06		$10.67

(1)
Based upon 3,586,068 shares outstanding.

      The resulting indications of the EV of the operations of Minuteman ranged from approximately $39.4 million to $41.6 million. The resulting indicated range of equity value from the market multiple methodology was $10.06 to $10.67 per share.

      Under the subheading "Discounted Cash Flow Methodology" on page 35:

(figures in millions, except per share values)

Selected Enterprise Value Range, on a Minority Interest Basis (rounded)	$35.1	—	$40.4
Add: Cash and Cash Equivalents Balance as of 3/31/2004	$4.2		$4.2
Less: Total Debt	$7.5	—	$7.5

Aggregate Value of Minority Interest, as if Marketable	$31.8	—	$37.1

Per Share Aggregate Value of Minority Interest, as if Marketable(1)	$8.86	—	$10.34

(1)
Based upon 3,586,068 shares outstanding.

      In response to your request that the discussions of Marshall & Stevens analyses be revised to include charts similar to those used in the other analyses in order to more clearly illustrate the valuations, we have added the following charts to the section "Valuation of Hako's Financial Advisor" on page 36, as follows:

      Under the subheading "Conclusion of Values" on page 39:

Market Approach Valuation	$43,176,000
Discounted Cash Flow Approach Valuation	40,300,000
Estimate of the Controlling Value of Equity	41,738,000
Non-Operating Assets	4,300,000
Total Value	46,038,000
Issued and Outstanding Shares	3,580,173
Price per Share of Controlling Interest	12.86

          Under the subheading "Market Approach Analysis" on page 40, following the chart on page 40:

EV-to-EBITDA Basis Valuation	$48,241,000
P/E Basis Valuation	50,092,000
Market-Approach Controlling Value of Equity	49,166,000

          Under the subheading "Conclusion of Values" on page 40:

Market Approach Valuation	$49,166,000
Discounted Cash Flow Approach Valuation	44,847,000
Estimate of the Controlling Value of Equity	47,007,000
Issued and Outstanding Shares	3,580,173
Price per Share of Controlling Interest	13.13

Market Multiple Methodology, page 29

24.
Please provide the selected revenue, EBITDA, and EBIT multiples used in obtaining Minuteman's indicated equity value range of $10.06 to $10.67.

    In response to your comment, we have added the charts referenced in response to comment # 23 above. The chart under the subheading "Market Multiple Methodology" on page 34 provides the selected revenue, EBITDA and EBIT multiples used in obtaining Minuteman's indicated equity value range of $10.06 to $10.67.

Valuation of Hako's Financial Advisor; Comparable Companies Market Multiples, page 34

25.
We note the multiples provided for the comparable companies; however, these multiples appear different than the multiples listed in the presentation in Exhibit C. Please advise.

    We have revised the multiples for comparable companies on pages 38 and 39 of the proxy statement to be consistent with those set forth in Exhibit (c)(4) to the Schedule 13E-3.

Consequences of the Merger, page 41

26.
Please include a clear and comprehensive discussion all of the effects of the merger, including tax consequences, on: (a) the company, (b) its affiliates, and (c) unaffiliated stockholders. You should identify effects that are beneficial as well as detrimental to each of these parties. You already have some of this disclosure in the document, but it appears in various places and does not clearly identify benefits and detriments. Further, the tax discussion beginning on page 45 only appears to relate to the unaffiliated shareholders.

    In response to your comment, we have added the following section, entitled "Advantages and Disadvantages of the Merger" directly following the section "Consequences of the Merger" on page 48:

      ADVANTAGES AND DISADVANTAGES OF THE MERGER

              The effects of the merger will include potential advantages and disadvantages to Minuteman, Hako and its subsidiaries and the unaffiliated shareholders.

        Minuteman, Hako and Hako's Subsidiaries

        If the merger is consummated, the potential advantages to Minuteman, Hako and Hako's subsidiaries include the following:

      •
      The administrative, legal, audit, accounting and other costs and fees, as well as the potential liability, associated with being a public company will be eliminated.

      •
      Hako and its subsidiaries will be the sole beneficiaries of any future earnings or increase in enterprise value.

      •
      Minuteman's management will be able to focus on long-term growth as opposed to short-term earnings per share.

      •
      Information concerning Minuteman and its operations will no longer be available to competitors.

      •
      The anticipated greater integration of Minuteman into its global operations and strategy will lead to the anticipated benefits further described under the heading "Hako's Purpose and Reasons for the Merger; Alternative to the Merger; Effects of the Merger on Hako and Merger Sub—Reasons" on page 28.

            If the merger is consummated, the potential disadvantages to Minuteman, Hako and Hako's subsidiaries include the following:

      •
      There will be no public market for Minuteman's common stock, and Hako will be unable to seek to dispose of its shares with reference to a readily ascertainable price.

      •
      Hako and Hako's subsidiaries will bear the sole burden of any future losses or decrease in enterprise value.

      •
      Minuteman's debt level will increase due to the additional financing necessary to complete the merger, and therefore its interest expense will increase.

      Unaffiliated Shareholders

            If the merger is consummated, the potential advantages to unaffiliated shareholders include the following:

      •
      The merger consideration of $13.75 represents a premium of approximately 23.4% over the per share closing price of Minuteman's common stock on April 2, 2004, the last trading day prior to the public announcement of Hako's initial offer, and exceeds the market price of Minuteman's common stock on each trading day during the ten years preceding the date of the public announcement of Hako's initial proposal.

      •
      The merger will enable the unaffiliated shareholders to dispose of all of their shares of common stock at a fair price in return for cash, despite the low trading volumes and limited liquidity generally experienced by Minuteman's common stock.

      •
      The unaffiliated shareholders will no longer bear the risk of any future losses or decrease in enterprise value.

            If the merger is consummated, the potential disadvantages to unaffiliated shareholders include the following:

      •
      The unaffiliated shareholders will not participate in any future earnings or increase in enterprise value.

      •
      Receipt of the cash merger consideration will be a taxable transaction for federal income tax purposes.

      •
      The unaffiliated shareholders will not have the opportunity to benefit from any potential future sale, merger or other significant transaction involving Minuteman.

    We have also expanded the tax discussion to include the tax effects of the merger on the company and Hako and its subsidiaries in addition to the unaffiliated shareholders.

Sources and Amount of Funds; Financing for the Merger, page 42

27.
Please clarify Minuteman's loan facilities with LaSalle, including what each facility or loan provides and whether or not Minuteman has actually entered into these arrangements at this time. The second bullet point on page 42 suggests that a facility for the $10.75 million loan has yet to take place, while disclosure under "Financing Obtained by Minuteman" on page 43 states that the company has already entered into an amendment to its credit facility. If true, please clarify that these are distinct facilities; the $10.75 million loan facility, which we assume is the same as the 'term loan' referred to on page 43, and the supplemental term loan discussed on page 43. Furthermore, please clarify the purpose of the supplemental term loan. Will proceeds of this loan be necessary to fund the merger?

    In response to your comment, we have clarified on pages 42 and 43 of the proxy statement that the amendment to Minuteman's unsecured credit facility with LaSalle has been entered into and will be the source of the $10.75 million in funds to be provided through borrowing from this facility. The existing facility and amendment are not distinct facilities. Rather, the amendment increased the funding available under the facility to provide the $10.75 million in funds.

    Specifically, we have revised the second bullet point on page 50 to read in its entirety:

      •
      borrowings of $10.75 million from Minuteman's unsecured credit facility with LaSalle;

    We have also revised the first sentence under the subheading "Financing Obtained by Minuteman" on page 51 to read:

              On July 8, 2004, Minuteman entered into an amendment to its unsecured credit facility with LaSalle to provide for additional funding to be available to finance a portion of the funds necessary for consummation of the merger.

28.
If the supplemental term loan is to be used to fund the company's portion of the merger consideration, as suggested by disclosure on page 43, please address the likelihood that sufficient funds can be made available, as we understand that they are limited by the amount of the outstanding principal balance of the term loan.

    In response to your comment, we have added the following new disclosure as the last sentence of the first paragraph under the subheading "Financing Obtained by Minuteman" on page 51:

              As of June 30, 2004, $6.75 million principal amount was outstanding under the LaSalle credit facility, leaving $10.75 million of unused borrowing capacity available to finance the merger.

29.
We note that Deutsche Bank will lend Hako "up to" EUR 4 million for the purpose of providing the merger consideration. Please clarify whether this means that Hako will be able to borrow the entire

  $4.08 million necessary to complete the merger. If there are any limitations that would cause Hako to be able to borrow less than the entire EUR 4 million (or moreover, the $4.08 million), please discuss them.

    In response to this comment, we have revised the fourth sentence and added a new fifth sentence under the heading "Sources and Amount of Funds; Financing for the Merger—Financing Obtained by Hako" on page 51 of the proxy statement as follows:

              Deutsche Bank has committed to lend EUR 4 million ($                        , based on the exchange rate of EUR for Dollars on                        , 2004) or such lesser amount as is determined by Hako Holding to fund a portion of the merger consideration. At such exchange rate, the amount available under such facility exceeds the amount that Hako expects to contribute in cash to Merger Sub to fund payment of a portion of the merger consideration as described above.

30.
Please disclose whether or not any alternative financing arrangements or plans exist in the event the primary financing arrangements fall through. Otherwise, please discuss these plans. See Regulation M-A section 1007(b).

    In response to this comment, we have added the following new disclosure under the heading "Sources and Amount of Funds; Financing for the Merger—Financing Obtained by Hako" on page 51 of the proxy statement:

      Alternative Financing Arrangements or Plans

              None of Hako, Merger Sub or Minuteman are a party to any alternative financing arrangements or have any alternative financing plans in the event that any of the financing for the merger described above becomes unavailable for any reason. In the merger agreement, Hako, Merger Sub and Minuteman have agreed that if the financing obtained by Minuteman as described above is withdrawn or otherwise becomes unavailable, and the other conditions set forth in the merger agreement to Hako's and Merger Sub's obligation to consummate the merger have nonetheless been satisfied, Hako, Merger Sub and Minuteman will each use reasonable best efforts, and will cooperate with each other, to arrange alternative financing for the merger, provided that the terms thereof are not materially less favorable than those described above.

Voting at the Special Meeting, page 47

31.
Please clarify what the company means by "method by which you vote". It appears that the shareholders may only vote by proxy card.

    In response to your comment, we have revised the first sentence under the caption "Voting at the Special Meeting" on page 55 to read in its entirety:

              Submitting voting instructions by proxy now will not limit your right to vote at the special meeting if you decide to attend in person.

Schedule 13E-3

32.
Please advise us as to what consideration you gave to whether R-Z Service GmbH, Prof. Dr. Eckart Kottkamp, and Mr. Gregory Rau, should be filing persons on the Schedule 13E-3, as they appear to be affiliates engaged in this going private transaction. In particular, we note that Dr. Kottkamp and Mr. Rau will likely be in a position, as directors of the surviving company, to control the company following the transaction. Refer to the last paragraph of Part II.D.3 of the Current Issues Outline dated November 2000 for guidance.

  Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.

    We and Bell Boyd, counsel for Hako, note that Exchange Act Release Nos. 34-16075 and 34-17719 require a facts and circumstances analysis of all relationships to determine whether a person is an affiliate as defined by Rule 12b-7 of the Exchange Act and thus required to be a filing person on Schedule 13E-3. To be engaged in a Schedule 13E-3 transaction, the affiliate must be an affiliate before and after the transaction. We do not believe that R-Z Service GmbH, Prof. Dr. Eckart Kottkamp, or Mr. Gregory Rau are affiliates engaged, directly or indirectly, in a Rule 13e-3 transaction, for the following reasons.

    R-Z Service GmbH

    R-Z Service GmbH is a wholly owned subsidiary of Hako, to which record ownership of the shares of common stock of Minuteman owned by Hako was transferred in December 2003 for German tax reasons. R-Z Service GmbH functions as a nominee holder of such shares, and Hako has retained all voting and investment power over such shares. R-Z Service GmbH has no role in the merger other than to cause a proxy card to vote the shares of common stock of Minuteman to be duly completed and executed as directed by Hako. After the merger, the shares of Minuteman, as the surviving corporation in the merger, will be directly owned by Hako, and R-Z Service GmbH will no longer be involved in the ownership of Minuteman.

    Prof. Dr. Eckart Kottkamp

    We do not believe that Prof. Dr. Eckart Kottkamp meets the requirements for being a filing person with respect to the Schedule 13E-3 because, in our view, (i) he is not an affiliate of Minuteman both before and after the merger or (ii) even if he is deemed to be an affiliate of Minuteman following the merger, he is not engaged, directly or indirectly in the transaction.

    With respect to Prof. Dr. Kottkamp's status before the transaction, we respectfully submit that he is not an affiliate because (i) he holds no senior management position with Minuteman, (ii) although he sits on the Board of Directors of Minuteman as Hako's representative, he is only one of seven directors on Minuteman's Board, a majority of whom are not representatives of Hako or members of the Company's management, (iii) he has no financial interest in Minuteman, other than his representation of Hako on the Board of Directors, and (iv) he as a practical matter does not exercise any control over Minuteman because, while Hako currently owns 68% of Minuteman's common stock, Hako has an extremely limited business and operating relationship with Minuteman, and Hako has treated its investment in Minuteman principally as a financial investment. While Hako's ownership of Minuteman common stock alone may cause it to be deemed an affiliate of Minuteman before the transaction, we believe that such ownership, in and of itself, is not sufficient to cause Prof. Dr. Kottkamp's to be deemed an affiliate, because of the facts noted in clauses (i) through (iv) above.

    Even if Prof. Dr. Kottkamp is deemed to be an affiliate of Minuteman after the transaction, we do not believe he is an affiliate who has "engaged" in the transaction. We first note that the Schedule 13E-3 filed with respect to the merger already addresses the concerns raised by the Staff in its Current Issues Outline dated November 2000, because both Merger Sub and Hako have been included as filing persons. Hako is a substantial business entity, which has beneficially owned the shares of Minuteman since 1980, and which possesses, from the transaction proponent's view, the entire financial interest in the outcome of the merger. Prof Dr. Kottkamp has no equity interest in Hako or its parent, Hako Holding, and has obtained the approval of the Hako Holding supervisory board (of which he is not a member) for the merger. Thus, his role in the transaction is derivative of, and dependent on, Hako engaging in the transaction. Because Hako is making the disclosures required by Schedule 13E-3, we do not believe any additional meaningful disclosure is added by requiring Prof. Dr. Kottkamp to make the same disclosures.

    Gregory Rau

    We respectfully submit that Mr. Rau is not an affiliate within Rule 13e-3(a)(1) engaged, either directly or indirectly, in a "going private" transaction.

    Currently, Mr. Rau is the president and CEO of Minuteman International, Inc. and beneficially owns approximately 7.3 percent of Minuteman's common stock. After the transaction, Mr. Rau will hold no equity interest in Hako or Minuteman. Mr. Rau will be an officer, and possibly a director, of the surviving company, but he will not be an officer of Hako. He will merely continue his former position with Minuteman after it becomes a wholly-owned subsidiary of Hako. Mr. Rau is not in a position to control Hako.

    Further, in the examples contained in the Current Issues Outline, management had more involvement than Mr. Rau in the going private transaction at issue. Mr. Rau did not participate in the negotiation of the terms of this transaction, nor did Mr. Rau negotiate future employment or an equity participation as part of the proposed transaction. Moreover, the negotiations were conducted solely by the Special Committee with representatives of Hako. Mr. Rau's employment with one subsidiary within the Hako group will simply be a continuation of his current employment duties, and his possible role as a director of the surviving corporation would be a continuation of his current role as director of Minuteman. Mr. Rau will have no equity participation in Hako or Minuteman following the merger. In Exchange Act Release No. 34-16075, the Staff states that a person would not be considered an affiliate of the purchaser merely by entering into a customary employment agreement with the purchaser. Our view is that there is no aspect to Mr. Rau's relationship with Hako after the transaction that makes him an affiliate of Hako.

33.
Please designate Minuteman International as a filing person on cover page of the Schedule 13E-3.

    In response to your comment, we have designated Minuteman International as a filing person on the cover page of the Schedule 13E-3.

34.
We note that in several instances, for example Item 2(e) and (f), you say that the item is "not applicable." All items are applicable. If you have no transactions or information to disclose in response to the item, please state "none".

    In response to your comment, we have revised our responses that previously stated "not applicable" to state "none".

Responses to Letter Dated September 7, 2004

1.
Please state the consideration of $13.75 per share in item 1 of the proxy card.

    In response to your comment, we have stated the consideration of $13.75 per share in item 1 of the proxy card.

2.
We note that in item 2 of the proxy card, you solicit permission to vote shares to adjourn or postpone a meeting in order to solicit additional proxies. As Hako appears to own sufficient shares to approve the transaction, it is unclear why you are soliciting this vote. Please revise to remove this item, or provide an explanation in your proxy statement why you are soliciting a vote on this matter.

          In response to your comment, we have removed this item from the proxy card.

*        *        *

        We would appreciate receiving any comments you may have concerning the foregoing responses and the revisions to the preliminary proxy statement, preliminary proxy card and the Schedule 13E-3 at your earliest convenience. If you have any questions, please contact the undersigned at (202) 639-6045.

Very truly yours,

/s/ Tobias L. Knapp
Tobias L. Knapp

cc:
John F. Cox, Esq.
Patrick J. Maloney, Esq. (Bell, Boyd & Lloyd LLC)